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                              August 24, 2020

       Christopher Meyer
       Chief Financial Officer
       Bloomin' Brands, Inc.
       2202 North West Shore Boulevard, Suite 500
       Tampa, FL 33607

                                                        Re: Bloomin' Brands,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 29, 2019
                                                            Filed February 26,
2020
                                                            File No. 1-35625

       Dear Mr. Meyer:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 29, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Segments, page 41

   1. Please tell us your consideration of identifying Restaurant-level operating margin as a non-GAAP financial
measure and providing a reconciliation beginning with income from operations detailing
each of the items excluded to derive restaurant-level operating income. Refer to Item
10(e) of Regulation S-K.
       Item 8. Financial Statements and Supplementary Data
       Consolidated Financial Statements
       13. Long-term Debt, Net, page 86

   2. We note you are able to pay regular quarterly dividends subject to certain restrictions.
                                                        Please tell us your
consideration of disclosing the most significant restrictions on the
 Christopher Meyer
Bloomin' Brands, Inc.
August 24, 2020
Page 2
      payment of dividends and their pertinent provisions, and the amount of retained earnings or net income restricted or free of restriction. Refer to Rule 4-08(e)(1) of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Donna Di Silvio at (202) 551-3202 or Bill Thompson at
(202) 551-3344
with any questions.



                                                            Sincerely,
FirstName LastNameChristopher Meyer
                                                            Division of
Corporation Finance
Comapany NameBloomin' Brands, Inc.
                                                            Office of Trade &
Services
August 24, 2020 Page 2
cc:       Lori Lyn Miklavic
FirstName LastName